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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION
(Name of Subject Company)

MERCURY INTERACTIVE CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.002 per share
(Title of Class of Securities)

589405109 (Common Stock)
(CUSIP Number of Class of Securities)

Anthony Zingale
Chief Executive Officer
379 North Whisman Road
Mountain View, California 94043-3969
(650) 603-5200
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a Copy to:

Bruce A. Mann, Esq.
Michael O'Bryan, Esq.
Jaclyn Liu, Esq.
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
(415) 268-7000

        This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on August 17, 2006 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the "Schedule 14D-9"), by Mercury Interactive Corporation ("Mercury" or the "Company"), a Delaware corporation, relating to the tender offer made by Mars Landing Corporation ("Offeror"), a Delaware corporation and wholly-owned subsidiary of Hewlett-Packard Company ("Hewlett-Packard"), a Delaware corporation, as set forth in a Tender Offer Statement filed by Offeror and Hewlett-Packard on Schedule TO, dated August 17, 2006 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding shares of common stock of the Company at a price of $52.00 per share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 17, 2006, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

        All information in the Schedule 14D-9 is incorporated in this Amendment No. 4, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

        (a)   The subsection entitled "Antitrust—Outside of the United States—European Union" in Item 8 of the Schedule 14D-9 is amended and restated as follows:

        "European Union. Rather than filing merger notifications with the individual member states of the European Union (the "Member States"), the European Community Merger Regulation ("ECMR") permits the filing of a single notification with the European Commission where at least three merger notifications would have to be made in Member States; provided that no Member State objects to the European Commission taking jurisdiction over the acquisition. Such objection must be made within 15 business days from the receipt of a copy of the notification by the Member State. Pursuant to the ECMR, the acquisition may be consummated when the European Commission takes jurisdiction over the acquisition, on the condition that (i) the European Commission is notified of the acquisition without delay, and (ii) Hewlett-Packard and Offeror (x) do not exercise the voting rights of the securities of Mercury until clearance has been received from the European Commission or (y) exercise the voting rights, following receipt of a derogation from the European Commission, only to maintain the full value of its investments. Hewlett-Packard filed the notification with the European Commission on August 11, 2006 requesting that the European Commission assume jurisdiction to review the acquisition. None of the Member States objected to the European Commission taking jurisdiction over the acquisition. Hewlett-Packard, therefore, subsequently filed a Form CO notification with the European Commission on September 15, 2006."

        (b)   The last sentence in the subsection entitled "Antitrust—Outside of the United States—Israel" in Item 8 of the Schedule 14D-9 is amended and restated as follows:

        "Hewlett-Packard filed the notice of merger with the Restrictive Trade Practices Commissioner on September 7, 2006. The Restrictive Trade Practices Commissioner consented to the transaction on September 19, 2006."

        (c)   The last sentence in the subsection entitled "Antitrust—Outside of the United States—South Africa" in Item 8 of the Schedule 14D-9 is amended and restated as follows:

        "Hewlett-Packard filed the notice of transaction with the Competition Commission on September 15, 2006."

        (d)   The last two sentences in the subsection entitled "Antitrust—Outside of the United States—South Korea" in Item 8 of the Schedule 14D-9 are amended and restated as follows:

        "On September 22, 2006, the KFTC notified Hewlett-Packard that the proposed transaction will not be in violation of Article 7(1) of the Monopoly Regulation and Fair Trade Law."

        (e)   The third paragraph of the section entitled "Certain Litigation Matters" in Item 8 of the Schedule 14D-9 is amended and restated as follows:

        "On October 4, 2005, the Company announced that it had received notice that the SEC's informal inquiry relating to its historical stock option practices had been converted to a formal investigation. The Company continues to fully cooperate with the SEC, and has provided the staff with extensive documentation relating to the Special Committee's and the Company's findings. On September 28, 2006, the Company announced that it has proposed a settlement to the staff of the SEC, which the staff has agreed to recommend to the SEC, to conclude for the Company the matters arising from the formal SEC investigation. The Company has proposed to pay a $35 million civil penalty and to consent to the entry of a final judgment by a federal court permanently enjoining the Company from violations of the antifraud and other provisions of the federal securities laws. The proposed settlement is contingent on the review and approval of final documentation by the Company and the staff of the SEC, and is subject to final approval by the SEC. As provided in the Merger Agreement with Mercury, Hewlett-Packard has consented to the settlement offer and will also be required to approve the final settlement documentation. The Company continues to cooperate with the SEC and other government agencies regarding this matter. The Company is in the process of incorporating the potential settlement expense into its Annual Report on Form 10-K for the year ended December 31, 2005, which the Company expects to file within the week of October 2, 2006. There can be no assurance that the Company's efforts to resolve the SEC's investigation with respect to the Company will be successful, or that the amount reserved will be sufficient, and the Company cannot predict the timing or the final terms of any settlement."

        (f)    The section entitled "Extension of Tender Offer" in Item 8 of the Schedule 14D-9 is amended and restated as follows:

  "Extension of Tender Offer.

        On September 29, 2006, Hewlett-Packard announced that Offeror has extended the Offer, upon the terms and conditions set forth in the Offer to Purchase, until 12:00 midnight, New York City time, on Friday, October 13, 2006. The Offer was previously set to expire at 12:00 midnight, New York City time, on Thursday, September 28, 2006. Hewlett-Packard also announced that as of 12:00 midnight, New York City time on Thursday, September 28, 2006, approximately 71.8 million shares of the Company's common stock had been tendered in and not withdrawn from the Offer."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: September 29, 2006.

By:	/s/ DAVID J. MURPHY
Name: David J. Murphy
Title: Senior Vice President and Chief Financial Officer

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